UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2017

COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant’s name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Other Information – Commercial License and Collaboration Agreement

Origin Agritech Limited (“Origin”) and KWS SAAT SE (“KWS”) entered into a commercial license and collaboration agreement (“Agreement”) on November 27, 2017. KWS is a global seed company, active in the business of maize, sugar beet and cereal seed production and marketing, as well as research and development in plant breeding. The Agreement is the continuation of a collaborative effort dating back to 2011 when the two companies had an agreement under which Origin granted certain rights to certain of its transgenic traits in maize to KWS and performed certain services on behalf of KWS relating to those traits and accompanying technologies. This new Agreement provides for the prolongation and extension of the collaboration between the companies covering the rights of KWS to use the traits for commercial purposes, including marketing seeds with improved performance.

Under the Agreement, both companies grant to each other a non-exclusive, transferable and sub-licensable to its affiliates only, license to use the Origin transgenic traits and the KWS germplasm and resulting project material for testing, research and development with the primary aim to introgress the Origin traits into KWS germplasm and test the generated project material for agronomic performance and efficacy. The parties will develop a project plan, which will cover a budget and project details, and include testing by Origin in China under project plan protocols. KWS will provide funding according to the project plan, which plan budget will not include funding for other operations of Origin. KWS will have rights to certain information about the testing by Origin. KWS will also have testing rights outside of China, at its own cost and fulfillment of regulatory requirements.

Origin also grants to KWS an exclusive, non-transferable, sub-licensable commercial license to use the Origin transgenic traits for all purposes related to the production, distribution and commercialization of the transgenic material developed under the project plan and the defined KWS varieties in China. The license terms include milestone payments subject to fulfillment of pre-conditions, including regulatory permitting, and royalty fees on sales based on quantities of seed sold that have the licensed traits.

It is anticipated that royalty revenue for germplasm would not commence until fiscal year 2019, after 2018 growing season testing, and trait revenue would not commence until 2019 at the earliest, after final biotech cultivation approvals by the Chinese government are obtained. Notwithstanding these predictions, there can be no assurance given that Origin will generate any significant revenues from the license arrangements or that they will commence as anticipated.

The initial term of the Agreement is seven years, and it will automatically renew for additional terms of three years.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ William Niebur
Name:	William Niebur
Title:	Chief Executive Officer

Dated: November 29, 2017

Exhibits

Item No.	Description

99.1	Press Release dated November 29, 2017, regarding KWS License and Collaboration Agreement